                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                                 SCHEDULE 14f-1

                              INFORMATION SATEMENT
                          PURSUANT TO SECTION 14(f) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14F-1 PROMULGATED THEREUNDER

                              ---------------------

                                   PPOL, INC.
             (Exact name of Registrant as specified in its charter)
                              ---------------------



      CALIFORNIA                                       95-44336774
(State or other jurisdiction of          (I.R.S. Employer Identification Number)
incorporation or organization)

                                    000-50065
                            (Commission File Number)


                       11661 SAN VICENTE BLVD., SUITE 901
                             LOS ANGELES, CALIFORNIA
                                      90049
                   (Address, including zip code, of principal
                                executive office)

                                 (310) 979-8513
              (Registrant's telephone number, including area code)
                              ---------------------

                                   PPOL, INC.

                              INFORMATION STATEMENT
        PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

This Information Statement is being furnished to holders of the outstanding shares of common stock, $0.001 par value, of PPOL, Inc., a California corporation ("PPOL" or the "Company"), in connection with the previously announced agreement, effective March 31, 2005, under which Foster Strategic Investment Partnership acquired 10,547,594 shares of common stock of PPOL from Forval Corporation, which represented all of Forval's holdings of PPOL and 58.6% of PPOL's outstanding shares. The transaction resulted in a change in the entire Board of Directors and executive officers of PPOL.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. IT IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY, AND NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

INFORMATION REGARDING THE CHANGE OF CONTROL TRANSACTION

As previously announced, on March 31, 2005, Foster Strategic Investment Partnership acquired 10,547,594 shares of PPOL's common stock from Forval Corporation, which represented all of Forval's holdings in PPOL and 58.6% of PPOL's outstanding shares for $8,370,000 (900,000,000 Japanese Yen). A translation of the Stock Purchase Agreement between Foster Strategic Investment Partnership and Forval Corporation, originally executed in Japanese, dated March 31, 2005, is attached as Exhibit 99 to PPOL's Form 8-K filed on April 4, 2005 ("Stock Purchase Agreement"). At the time of the effective date of the Stock Purchase Agreement, Forval's Chief Executive Officer ("CEO"), Hideo Ohkubo, also served as the CEO and Chairman of the Board of PPOL.

Pursuant to the terms of the Stock Purchase Agreement, PPOL's directors as of March 31, 2005, Hideo Ohkubo, Robert Brasch, Lowell Hattori, Naota Hamaguchi and Yoshikazu Ohashi, resigned as members of the Board of Directors, and they were replaced by the following three (3) new directors: Hisao Inoue as Chairman, Masao Yamamoto and Richard H. Izumi.

Also effective March 31, 2005, PPOL entered into a Purchase Agreement (the "Purchase Agreement") with Forval Corporation, which recited that PPOL was the owner of 30,000 shares (the "Gatefor Shares") of the common stock of Gatefor, Inc., a Japan joint stock company ("Gatefor"), representing 100% of the issued and outstanding common stock of Gatefor. The Purchase Agreement also recited that PPOL was the owner of 1,500 shares (the "OI Shares") of common stock of Object Innovation, Inc., a Florida corporation ("OI").

Additionally, the Purchase Agreement recited that PPOL and OI were parties to a certain Exclusive Distribution Agreement, dated May 26, 2004 (the "Exclusive Distribution Agreement), which agreement PPOL assigned (the "Assignment") to Gatefor pursuant to that certain Exclusive Distribution Right License Agreement (the "Distribution Right License Agreement"), dated October 1, 2004, between PPOL and Gatefor. In connection with the Assignment, OI and Gatefor entered into a revised letter of understanding, dated August 11, 2004 (the "Revised Letter of Understanding"), providing for, among other things, OI's right to purchase 5% of the equity of Gatefor and certain payments to be made by Gatefor to OI.

In furtherance of the Purchase Agreement, PPOL sold to Forval the Gatefor Shares and the OI Shares, and assigned to Forval PPOL's receivable from Gatefor (the "Gatefor Receivable") in the principal amount of JPY176,662,500, plus accrued interest. The Purchase Agreement valued the Gatefor Shares at JPY150,000,000, and the OI Shares at JPY30,000,000.

In connection with Forval's acquisition of the Gatefor Shares, OI Shares and Gatefor Receivable, Forval cancelled PPOL's debt to Forval in the principal amount of JPY340,000,000 plus accrued interest, and further paid PPOL JPY15,331,762. As further consideration in the transaction, PPOL assigned to Forval all of PPOL's right, title and interest in and to, and Forval assumed all obligations under, the Exclusive Distribution Agreement and the Distribution Right License Agreement, except that the payment of JPY100,000,000 previously made by Gatefor to PPOL pursuant to the Distribution Right License Agreement was deemed non-refundable, thus allowing PPOL to retain such payment upon expiration of the Distribution Right License Agreement on September 30, 2007.

A Special Committee of independent directors of PPOL's Board of Directors was formed to review the terms and conditions of the Purchase Agreement. The Special Committee approved PPOL's execution, delivery and performance of the Purchase Agreement.

Copies of the Purchase Agreement, Exclusive Distribution Agreement, Distribution Right License Agreement and Revised Letter of Understanding are attached as Exhibits 10.11, 10.12, 10.13 and 10.14, respectively, to PPOL's Form 8-K filed on April 4, 2005

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND NEW MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock, at April 1, 2005, for: (i) each person who we know beneficially owns more than 5% of our Common Stock; (ii) each of our directors; (iii) each of our named executive officers; and (iv) all of our directors and executive officers as a group. On April 1, 2005, there were 17,993,752 shares of common stock issued and outstanding.

Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o PPOL, Inc., 11661 San Vicente Blvd.,
Suite 901, Los Angeles, California 90049

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. Beneficial ownership representing less than 1% is denoted with an "*."

          NAME AND ADDRESS OF             TITLE OF               NUMBER OF SHARES(1)         PERCENT OF CLASS
            BENEFICIAL OWNER             CLASS STOCK
--------------------------------------------------------------------------------------------------------------
5% SHAREHOLDERS
Foster Strategic Investment
Partnership(2)                            Common Stock                 10,547,594                     58.6%
[c/o ING Asia Private Bank Limited 9
Raffles Place #09-01, Republic Plaza
Singapore 048619]

Leo Global Fund(3)                        Common Stock                  6,436,080                     35.8%
Mori Bldg, 3F Toranomon 11
6-4 Toranomon, 2-Chome
Minato-Ku, Tokyo, Japan 105-0001

DIRECTORS AND EXECUTIVE OFFICERS

Hisao Inoue                               Common Stock                          0                       ---

Masao Yamamoto                            Common Stock                          0                       ---

Richard H. Izumi(4)                       Common Stock                     24,489                         *

Directors and Executive Officers as a     Common Stock                     24,489                         *
group ([3] persons)

* Represents beneficial ownership of                                   17,993,752                      100%
less than 1% of the outstanding
shares of common stock.

(1) Includes shares of common stock issuable upon the exercise of options, which, as of March 31, 2005 were unexercised but were exercisable within a period of 60 days from that date. These amounts include the following number of shares of common stock for the following individuals:

(2) Mr. Shigeru Uemura, the chief executive officer of Foster Strategic Investment Partnership, has the power to vote Foster Strategic Investment Partnership 's ownership of shares in the Company. The majority owner Foster Strategic Investment Partnership is Green Capital Co., Ltd..

(3) Mr. Nobuo Takada, the chief executive officer of Leo Global Fund, has the power to vote Leo Global Fund's ownership of shares in the Company. The majority owner of Leo Global Fund is AJOO, a leading distributor of AJOL.

(4) Includes 24,489 shares of Common Stock held by NApollo, Inc.


FORMER DIRECTORS AND EXECUTIVE OFFICERS

    NAME                     AGE           FORMER POSITION
--------------------------------------------------------------------------------
Hideo Ohkubo                 49       Chief Executive Officer and Chairman of
                                        the Board
Toshiaki Shimojo             57       Chief Financial Officer
Robert Brasch                66       Director
Naota Hamaguchi              44       Director
Lowell Hattori               66       Director
Yoshikazu Ohashi             63       Director


NEW DIRECTORS AND EXECUTIVE OFFICERS

As of March 31, 2005, our executive officers, significant employees and directors, and their ages and positions, are as follows:

    NAME                    AGE            POSITION
--------------------------------------------------------------------------------
Hisao Inoue                 54       Chief Executive Officer and Chairman of the
                                        Board
Richard H. Izumi            51       Chief Financial Officer and Director
Masao Yamamoto              55       Chief Operating Officer and Director
----------------------

HISAO INOUE is currently President of HI Consultant, Inc., a financial, sales and marketing, and retailing consulting firm, and is President of Seventy-nine Partners, Inc., a consultancy that includes market research and analysis, U.S.-Japan financing, government relations and human resources. Previously Mr. Inoue held various financial, IT and customer relations positions at American Express International. Mr. Inoue received a BS in Management from Aoyama Gakuin University.

RICHARD IZUMI is currently Senior Managing Director of JGS Co. Ltd, a Japanese company primarily involved in the licensing of energy and high-tech related intellectual property. Previously he was an independent consultant to public companies, including PPOL, on financial matters and international transactions, primarily between U.S. and Japan. Earlier he served as Partner at accounting firms Ernst & Young and Price Waterhouse(now known as PricewaterhouseCoopers). Mr. Izumi holds a B.S. in Business Administration from the University of Southern California.

MASAO YAMAMOTO is currently Chief Executive Officer of AJOL Co. Ltd., PPOL's wholly owned subsidiary, where he previously served as General Manager of Finance and Director. Prior to joining AJOL he was General Manager of accounting with Chiiki Shinko Kyouiku Jigyo Foundation. Mr. Yamamoto graduated from the Koganei Industrial School, with a major in Electronics.

BOARD OF DIRECTORS AND COMMITTEES

The new Board of Directors has not appointed a standing audit, nominating or compensation committee, but it intends to create each of these committees of the new Board and to adopt charters for each. Until the Board of Directors creates these committees, the entire Board will perform the functions of each of these committees.

The Board of Directors anticipates that the responsibilities of its audit committee will include: (i) selecting and evaluating the performance of our independent auditors, (ii) reviewing the scope of the audit to be conducted by the independent auditors, as well as the results of their audit, and approving audit and non-audit services to be provided to PPOL by them, (iii) reviewing the organization and scope of PPOL's internal system of financial reporting controls, (iv) reviewing and assessing PPOL's reporting activities, including PPOL's annual report, and the accounting standards and principles followed, (v) approving related-party transactions, and (vi) overseeing PPOL's code of ethics and whistleblower protections.

The Board anticipates that the responsibilities of its compensation committee will include: (i) reviewing and approving corporate performance goals and objectives relevant to the compensation of PPOL's executive officers, (ii) evaluating and recommending to the Board of Directors compensation plans and programs for PPOL, as well as modifying or terminating existing plans and programs, (iii) reviewing and approving compensation and benefits for directors and the executive officers, and making recommendations to the Board of Directors regarding these matters, and (iv) authorizing and approving equity grants under PPOL's equity compensation plans.

The Board anticipates that it will create a corporate governance and nominating committee, the responsibilities of which committee will include: (i) recommending guidelines to the Board of Directors for the governance of PPOL, including the structure and function of the Board of Directors and its committees and management, (ii) identifying, evaluating, reviewing and recommending to the Board of Directors qualified candidates to serve on the Board of Directors, (iii) making recommendations to the Board of Directors regarding the election of officers, and (iv) reviewing and assessing the performance of the Board of Directors and each of its committees.

Until the Board of Directors creates a corporate governance and nominating committee, the Board will consider director candidates recommended by our stockholders. A stockholder who wishes to recommend a candidate for the Board's consideration should forward the candidate's name and information about the candidate's qualifications to Corporate Secretary, PPOL, Inc., 11661 San Vicente Blvd., Suite 901, Los Angeles, California 90049. Submissions must include a representation that the nominating stockholder is a beneficial owner or record owner of PPOL common stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

PPOL has a process by which stockholders may communicate with the Board of Directors or any of our directors or officers. Stockholders who wish to communicate with the Board of Directors or any of our directors or officers may do so by sending written communications addressed to such person or persons in care of Corporate Secretary, PPOL, Inc., 11661 San Vicente Blvd., Suite 901, Los Angeles, California 90049. All such communications will be compiled by our Corporate Secretary and submitted to the addressees on a periodic basis.

EMPLOYMENT AGREEMENTS AND EXECUTIVE COMPENSATION OF NEW EXECUTIVE OFFICERS

PPOL does not yet have employment agreements with its newly appointed officers.

DIRECTOR COMPENSATION

PPOL does not yet have compensation arrangements with our directors. We anticipate that we will compensate our non-employee director with a fee for each Board meeting and each committee meeting attended. We also intend to reimburse certain expenses incurred by the directors. We also anticipate that non-employee directors may be granted options.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

TRANSACTIONS WITH MANAGEMENT AND STOCKHOLDERS HOLDING MORE THAN 5% OF OUR OUTSTANDING COMMON STOCK

Richard Izumi is the founder and principal owner of ECO2, LLC, a consulting firm that was engaged by PPOL until December 24, 2004 to consult PPOL on U.S. corporate and financial matters, including assisting PPOL in preparing reports filed with the U.S. Securities and Exchange Commission. During fiscal years 2004 and 2003, PPOL paid ECO2, LLC $224,000 and $345,000, respectively.

INDEMNIFICATION AGREEMENTS

PPOL intends to enter into indemnification agreements with each of its directors and executive officers. These agreements will require PPOL to indemnify these individuals to the fullest extent permitted under California law against liabilities that may arise by reason of their service to the Company, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. PPOL also intends to enter into indemnification agreements with its future directors and executive officers.

                                   SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the PPOL has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       PPOL, INC.


                                       By: /s/ RICHARD H. IZUMI
                                           -------------------------------------
                                           RICHARD H. IZUMI
                                           CHIEF FINANCIAL OFFICER AND SECRETARY

Dated:  April 18, 2004